EXHIBIT 99.1

HUALE GROUP CO., LIMITED

PERIOD ENDED SEPTEMBER 30, 2019

HUALE GROUP CO., LIMITED

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated Financial Statements
Unaudited Consolidated Balance Sheet as of the Period ended September 30, 2019 and Audited Consolidated Balance Sheet as of the Year ended December 31, 2018	F-2
Unaudited Consolidated Statements of Operations and Comprehensive Loss for the Periods Ended September 30, 2019 and 2018	F-3
Unaudited Consolidated Statements of Stockholders’ Equity (Deficit) for the Periods Ended September 30, 2019 and 2018	F-4
Unaudited Consolidated Statements of Cash Flows For the Periods ended September 30, 2019 and 2018	F-5
Notes to Unaudited Consolidated Financial Statements for the Period Ended September 30, 2019	F-6

F-1

Huale Group Co. Limited

Consolidated Balance Sheets

As of the period ended September 30, 2019 and the year ended December 31, 2018

	September 30, 2019 (Unaudited)	December 31, 2018 (Audited)
	$	$
Assets
Current assets
Cash and cash equivalents	242,857	137,293
Accounts receivable	16,211	-
Prepaid expenses, taxes and other current assets	86,292	-
Other receivables, net	100,101	-
Inventory	2,297	-
Related party receivable	161,232	15,000
Total current assets	608,990	152,293

Non-current assets
Plant and equipment, net	392,011	-
Right-of-use assets	282,859	-
Goodwill	49,564	41
Total non-current assets	724,434	41

Total Assets	1,333,424	152,334

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities
Taxes payable	371	28
Other payable	246,898	9,193
Accrued liabilities and expenses	8,027	3,609
Deferred revenue	349,955	-
Deferred subsidy income	297,330	-
Related party payable	168,732	79,717
Operating lease liabilities	98,660	-
Total current liabilities	1,169,973	92,547

Non-current liabilities
Operating lease liabilities	187,839	-
	187,839

Total Liabilities	1,357,812	92,547

Stockholders’ (Deficit) Equity
Common stock	100,000	100,000
Accumulated deficit	(117,165)	(40,019)
Foreign currency translation reserve	(1,351)	(194)
Non-controlling Interest	(5,872)	-
Total (Deficit) Equity	(24,388)	59,787

Total Liabilities and (Deficit) Equity	1,333,424	152,334

F-2

Huale Group Co., Limited

Consolidated Statements of Operations and Comprehensive Loss

As for the periods ended September 30, 2019 and 2018

	2019 (Unaudited)	2018 (Unaudited)
	$	$

Net revenues	371,376	-
Cost of revenues	(251,273)	-
Gross profit	120,103	-

Operating expenses:
Selling and marketing expenses	(4,212)	-
General and administrative expenses	(211,471)	(7,270)
Total operating expenses	(215,683)	(7,270)

Operating loss	(95,580)	(7,270)

Other income (expenses):
Interest income	236	86
Other income	27,549	-
Interest expense	(2,573)
Total other income and (expenses)	25,212	86

Loss before taxes from operations	(70,368)	(7,184)

Provision for income taxes	-	-

Net loss	(70,368)	(7,184)

Other comprehensive income:
Foreign currency translation loss	(1,427)	(688)
Total comprehensive loss	(71,795)	(7,872)

Net income/ (loss) attributable to :
Owners of the Company	(77,146)	(7,872)
Non-controlling interest	6,778	-
	(70,368)	(7,872)
Total comprehensive income/ (loss) attributable to :
Owners of the Company	(78,303)	(7,872)
Non-controlling interest	6,508	-
	(71,795)	(7,872)

F-3

Huale Group Co., Limited

Consolidated Statements of Stockholders’ Equity (Deficit)

For the periods ended September 30, 2019 and 2018

	Common	Accumulated	Foreign currency translation	Non- controlling
	Stock	Deficit	Reserve	Interest	Total
	$	$	$	$	$

Balance, January 1, 2018	100,000	-	-	-	100,000
Net loss	-	(7,184)	-	-	(7,184)
Foreign currency translation adjustment	-	-	(688)	-	(688)
Balance, September 30, 2018 (Unaudited)	100,000	(7,184)	(688)	-	(92,128)

Balance, January 1, 2019	100,000	(40,019)	(194)	-	59,787
Non-controlling interest arising from acquisition of subsidiary during the period	-	-	-	(12,380)	(12,380)
Net loss	-	(77,146)	-	6,778	(70,368)
Foreign currency translation adjustment	-	-	(1,157)	(270)	(1,427)
Balance, September 30, 2019 (Unaudited)	100,000	(117,165)	(1,351)	(5,872)	(24,388)

F-4

Huale Group Co., Limited

Consolidated Statements of Cash Flows

For the periods ended September 30, 2019 and 2018

	2019 (Unaudited)	2018 (Unaudited)
	$	$

Loss from operations before taxation	(70,368)	(7,184)
Adjustments for:
Depreciation of plant and equipment	36,292	-
Depreciation of right-of-use assets	24,958	-
Interest expense	2,573	-
Operating cash flows before changes in working capital	(6,545)	(7,184)

Cash flows from operating activities
Increase in accounts and other receivables	(117,469)	-
Decrease in inventory	41,489	-
Increase in prepayments and other current assets	(86,292)	-
Increase in payables and other current liabilities	306,695	365
Net cash provided by (used in) operating activities	137,878	(6,819)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	27,764	-
Purchase of plant and equipment	(2,861)	-
Net cash provided by (used in) investing activities	24,903	-

Cash flows from financing activities
Changes in related party balances, net	(57,218)	163,296
Net cash provided by (used in) financing activities	(57,218)	163,296

Net increase of cash and cash equivalents	105,564	156,477

Cash and cash equivalents–beginning of year	137,293	-

Cash and cash equivalents–end of year	242,857	156,477

Supplementary cash flow information:
Interest received	236	86

F-5

1.	Organization and Principal Activities

Huale Group Co., Limited (“the Company”) was incorporated under the laws of the Republic of Seychelles on September 28, 2016. The Company did not have operations that generated revenues and positive cash flows; however, the Company’s management has been reviewing investment opportunities.

Huale Holding Co., Limited (“HHC”) was incorporated under the laws of the Republic of Seychelles on May 15, 2017. The company is an investment holding company. It is a wholly owned subsidiary of the Company. Its sole director is Huang Yusheng.

Huale (HK) Investment Co., Limited (“HHK”) was incorporated on September 16, 2016 in Hong Kong with limited liability. Its original shareholder was Huang Yusheng. On May 29, 2018, HHC and Huang Yusheng entered into an agreement whereby Huang Yusheng transferred his entire equity in the company to HHC. Therefore, HHK became a wholly owned subsidiary of HHC.

On March 27, 2017, Qianhailewenhua Consulting Ltd. (“QCM”) was incorporated as a wholly owned foreign entity in the PRC. It is a wholly owned subsidiary of HHK.

On August 2, 2019, QCM entered into a share purchase agreement among Shenzhen Yeller Video & Technology Co., Ltd.’s shareholders: 1) Huang Yusheng, 2) Huang Xiansheng, 3) Chen Huanwei, 4) Chen Zemin and 5) Lai Xiaopeng to purchase 80% of shares from these shareholders for RMB 5 (USD 0.72).

Shenzhen Yeller Video & Technology Co., Ltd. (“Shenzhen Yeller”) was incorporated under the laws of the PRC on May 5, 2017. Its primary businesses are gathering and selling high-quality audio and video products. Located in Futian District, Shenzhen, Shenzhen Yeller will also establish branches in first- and second-tier cities.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements including the balances and results of operations of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

The accompanying financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred a net loss of $70,368 during the nine months ended September 30, 2019. As of September 30, 2019, the Company had net current liability of $560,983 and total deficit of $24,388.

The ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company expects to finance operations primarily through cash flow from revenue and capital contributions from the Chairman of the Board. In the event that the Company requires additional funding to finance the growth of the Company’s current and expected future operations as well as to achieve its strategic objectives, the Chairman of the Board indicated the intent and ability to provide additional equity financing.

F-6

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. There can be no assurance that the Company will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, if at all. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Method of accounting

Management has prepared the accompanying financial statements and these notes in accordance with generally accepted accounting principles in the United States of America. The Company maintains its general ledger and journals with the accrual method of accounting.

Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.

Business Combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, and unencumbered bank deposits to be cash equivalents.

Accounts receivable

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off against allowances.

Inventories

Inventories consisting of finished goods are stated at the lower of cost or market value. The Company applies the weighted average cost method to its inventory.

Advances and prepayments to suppliers

The Company makes advance payments to suppliers and vendors for the procurement of finished goods. Upon physical receipt and inspection of the finished goods from suppliers the applicable amount is reclassified from advances and prepayments to suppliers to inventory.

F-7

Plant and Equipment

An item of plant and equipment is stated at cost less any accumulated depreciation and any accumulated allowance for decrease in value (if any).

The cost of an item of plant and equipment comprises its purchase price, import duties and nonrefundable purchase taxes (after deducting trade discounts and rebates) and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These can include the initial estimate of costs of dismantling and removing the item, and restoring the site on which it is located, the obligation for which an entity incurs either when the item is acquired or as a consequence of having used the item during a particular period.

The cost of replacing part of plant and equipment is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the Company and the carrying amount of those replaced parts is derecognized. Repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of the plant and equipment are as follows:

Furniture and fittings	36 months
Office equipment	36 months
Leasehold improvement	42-52 months

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss is included in the Company’s results of operations. The costs of maintenance and repairs are recognized to expenses as incurred; significant renewals and betterments are capitalized.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Whenever there is an indication showing a permanent decrease in the amount of plant and equipment, such as an evidence of obsolescence or physical damage of an asset, significant changes in the manner in which an asset is used or is expected to be used, the Company shall recognize loss on decrease in value of plant and equipment in the statement of income where the carrying amount of the asset is higher than the recoverable amount. The Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

F-8

Goodwill is tested for impairment at the reporting unit level on an annual basis (December 31 for the Company) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company’s business, estimation of the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

In order to test goodwill for impairment, the Company first assesses qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.

The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.

No impairment loss is recognized during the nine months ended September 30, 2019.

Statutory reserves

Statutory reserves are referring to the amount appropriated from the net income in accordance with laws or regulations, which can be used to recover losses and increase capital, as approved, and are to be used to expand production or operations. PRC laws prescribe that an enterprise operating at a profit must appropriate and reserve, on an annual basis, an amount equal to 10% of its profit. Such an appropriation is necessary until the reserve reaches a maximum that is equal to 50% of the enterprise’s PRC registered capital.

Operating leases

The Company determines if an arrangement contains a lease at inception. The Company elected the practical expedient, for all asset classes, to account for each lease component of a contract and its associated non-lease components as a single lease component, rather than allocating a standalone value to each component of a lease. For purposes of calculating operating lease obligations under the standard, the Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company’s leases do not contain material residual value guarantees or material restrictive covenants. Operating lease expense is recognized on a straight-line basis over the lease terms. The discount rate used to measure a lease obligation is usually the rate implicit in the lease; however, the Company’s operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments.

F-9

Value added tax (“VAT”)

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot VAT reform program (“Pilot Program”), applicable to businesses in selected industries. Such VAT Pilot Program was phased-in in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Businesses in the Pilot Program would pay VAT instead of sales tax. Starting from August 1, 2013, the Pilot Program was expanded to cover all regions in the PRC. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in the Company’s financial statements.

From May 2017 to August 2018, Shenzhen Yeller was a small-scale taxpayer subject to a 3% VAT rate. Since September 2018, Shenzhen Yeller became a general taxpayer and subject to VAT rates of between 6% and 13%. From March 2017, QCM is a small-scale taxpayer subject to a 3% VAT rate.

Foreign currency translation

The accompanying financial statements are presented in United States dollars. The functional currencies of the Company are in Renminbi (RMB). The Company’s assets and liabilities are translated into United States dollars from RMB at year-end exchange rates, and its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	September 30, 2019	September 30, 2018	December 31, 2018

Year end RMB: US$ exchange rate	7.13596	6.86650	6.87644
Annual average RMB: US$ exchange rate	6.85154	6.51236	6.61464

The RMB is not freely convertible into foreign currencies and all foreign exchange transactions must be conducted through authorized financial institutions. Under the PRC Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Company is permitted to exchange RMB for foreign currencies through banks that are authorized to conduct foreign exchange business.

Income recognition

Recognition of Revenue

Revenue is reported net of business taxes and VAT. The Company is in the business of selling high-quality audio and video products. Trade receipts that are received in advance are initially recorded as deferred revenue. Revenue is recognized when goods are delivered and acknowledged by customers.

F-10

Revenue is recognized when a customer receives the goods and is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount:

(i) identification of the services in the contract;

(ii) determination of whether the services are performance obligations, including whether they are distinct in the context of the contract;

(iii) measurement of the transaction price, including the constraint on variable consideration;

(iv) allocation of the transaction price to the performance obligations; and

(v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

For all reporting periods, the Company has not disclosed the value of unsatisfied performance obligations for all service revenue contracts with an original expected length of one year or less, which is an optional exemption that is permitted under the adopted rules.

Other Income and other expenses

Other income and other expenses are recognized on an accrual basis in accordance with the substance of the relevant agreements.

Advertising

All advertising costs are expensed as incurred.

Shipping and handling

All outbound shipping and handling costs are expensed as incurred.

Retirement benefits

Retirement benefits in the form of mandatory government sponsored defined contribution plans are charged to either expenses as incurred or allocated to inventory as part of overhead.

Income taxes

Income tax expense comprises current and deferred taxation and is recognized in profit or loss except to the extent that it relates to items recognized directly in other comprehensive income or equity, in which case it is recognized directly in other comprehensive income or equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous periods.

F-11

The Company accounts for income tax using an asset and liability approach and allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

The Company accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Company believes that it is more likely than not that the tax position will be sustained on examination by the tax authorities based on the technical merits of the position. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses.

Comprehensive income

The Company uses FASB ASC Topic 220, “Reporting Comprehensive Income”. Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except the changes in paid-in capital and distributions to stockholders due to investments by stockholders.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, “Earnings per share”. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive effects of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warrants are calculated using the treasury stock method. Securities that are potentially an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Financial instruments

The Company’s financial instruments, including cash and equivalents, accounts and other receivables, accounts and other payables, accrued liabilities and short-term debt, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.
●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

F-12

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Recent accounting pronouncements

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Determination of Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this ASU on update (1) required that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early adoption of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition. The Company adopted this pronouncement on its consolidated financial statements as of and for the year ended December 31, 2018.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this ASU on update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

The Company reviews new accounting standards as issued. Management has not identified any other new standards that it believes will have a significant impact on the Company’s financial statements.

In November 2016, the FASB issued guidance, which addresses the presentation of restricted cash in the statement of cash flows. The guidance requires entities to show the changes in the total of cash, cash equivalents, restricted cash, and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In October 2016, the FASB issued guidance, which amends the existing accounting for Intra-Entity Transfers of Assets Other Than Inventory. The guidance requires an entity to recognize the income tax consequences of intra-entity transfers, other than inventory, when the transfer occurs. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

F-13

In August 2016, the FASB issued guidance, which amends the existing accounting standards for the classification of certain cash receipts and cash payments on the statement of cash flows. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In June 2016, the FASB issued guidance, which requires credit losses on financial assets measured at amortized cost basis to be presented at the net amount expected to be collected, not based on incurred losses. Further, credit losses on available-for-sale debt securities should be recorded through an allowance for credit losses limited to the amount by which fair value is below amortized cost. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company adopted this ASU on January 1, 2019. Adoption of this standard resulted in the recognition of right-of-use assets of $282,859 and operating lease liabilities of $286,499. As of September 30, 2019, the adoption of this standard did not have a material impact on the Company’s operating results or cash flows.

In January 2016, the FASB issued guidance, which amends the existing accounting standards for the recognition and measurement of financial assets and financial liabilities. The updated guidance primarily addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

3.	Trade Receivables

The Company generally provides a credit term of 30 to 60 days to its customers upon delivery of goods.

F-14

4.	Plant and Equipment

	Furniture and fittings	Office equipment	Leasehold improvement	Total
	$	$	$	$
Cost
At January 1 and 31 December 31, 2018	-	-	-	-
Additions arising from business combinations	660	1,157	616,734	618,551
Additions during the period	-	-	2,861	2,861
Effects of currency translation	(24)	(42)	(22,543)	(22,609)
At September 30, 2019	636	1,115	597,052	598,803

Accumulated depreciation
At January 1 and 31 December 31, 2018	-	-	-	-
Additions arising from business combinations	270	403	178,022	178,695
Depreciation during the period	55	97	36,140	36,292
Effects of currency translation	(7)	(13)	(8,175)	(8,195)
At September 30, 2019	318	487	205,987	206,792

Net book value
At December 31, 2018	-	-	-	-
At September 30, 2019	318	628	391,065	392,011

5.	Related Party Transactions

At September 30, 2019 and December 31, 2018, the Company lent funds to the following related parties. These loans were unsecured, non-interest bearing and repayable on demand.

	September 30, 2019	December 31, 2018	Relationship
Huale Acoustics Corporation	111,702	15,000	Common Control

Shenzhen Yeller Investment & Development Co., Ltd	49,530	-	Common Control
	161,232	15,000

At September 30, 2019 and December 31, 2018, the Company owed funds to the following related parties:

	September 30, 2019	December 31, 2018	Relationship
Huang Yusheng	168,732	79,717	Director

These advances were unsecured, non-interest bearing and due on demand.

F-15

6.	Income Taxes

We use the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We have no material uncertain tax positions for any of the reporting periods presented.

The Company’s subsidiaries formed in the Republic of Seychelles are not subject to tax on its income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no withholding tax is imposed.

The Company’s subsidiary formed in Hong Kong is subject to a profits tax rate of 16.5% for income generated in the special administrative region.

The Company’s subsidiaries incorporated in the PRC are subject to a profits tax rate of 25% for income generated and operation in the country.

The full realization of the tax benefit associated with the carry forward losses depends predominantly upon the Company’s ability to generate taxable income during the carry forward period.

The Company’s subsidiaries incorporated in the PRC have unused net operating losses (“NOLs”) available for carry forward to future years for PRC income tax reporting purposes up to five years. The Company recorded a deferred tax asset in the amount of $0 at September 30, 2019 and December 31, 2018.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

F-16

7.	Leases

The adoption of the new lease guidance did not have a material impact on the Company’s results of operations or liquidity, but resulted in the recognition of operating lease liabilities and operating lease right-of-use assets on its balance sheets. Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company entered into a five-year lease agreement with China International Consumer Electronics Show and Exchange Center (CEEC) commencing on July 17, 2017 and expiring on July 17, 2022. As of September 30, 2019, The Company has $282,859 of right-of-use assets, $98,660 in current operating lease liabilities and $187,839 in non-current operating lease liabilities as of September 30, 2019.

Significant assumptions and judgments made as part of the adoption of this new lease standard include determining (i) whether a contract contains a lease, (ii) whether a contract involves an identified asset, and (iii) which party to the contract directs the use of the asset. The discount rates used to calculate the present value of lease payments were determined based on hypothetical borrowing rates available to the Company over terms similar to the lease terms.

The Company’s future minimum payments under long-term non-cancellable operating leases are as follows:

As of September 30, 2019
(Unaudited)
$

Within 1 year	109,171
After 1 year but within 5 years	195,598
Total lease payments	304,769

Less: imputed interest	(18,270)
Total lease obligations	286,499
Less: current obligations	(98,660)
Long-term lease obligations	187,839

Based on the agreement, the Company is entitled to a subsidy of RMB 3,245,000 (USD 471,901) for renovation if the Company fulfills its contractual obligations. The full subsidy amount has been recorded in 2018 as deferred subsidy income when the renovation was completed in March 2018 and the Company commenced operations thereafter.

This subsidy amount is amortized on a straight line basis over 52 months, which represents the remaining lease term of the CEEC contract.

F-17

8.	Risks

A.	Credit risk

The Company’s deposits are with banks located in the PRC. They do not carry federal deposit insurance and may be subject to loss if the banks become insolvent.

Since the Company’s inception, the age of account receivables has been less than one year indicating that the Company is subject to minimal risk borne from credit extended to customers.

B.	Economic and political risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in the PRC.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

C.	Interest risk The Company is subject to interest rate risk when short term loans become due and require refinancing.

D.	Inflation Risk

Management monitors changes in price levels. Historically inflation has not materially impacted the Company’s financial statements; however, significant increases in the price of raw materials and labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

9.	Subsequent Events

There are no material subsequent events that require disclosure.

F-18

HUALE GROUP CO., LIMITED

Consolidated Financial Statements

December 31, 2018

HUALE GROUP CO., LIMITED

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Huale Group Co., Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Huale Group Co., Limited together with its subsidiaries (“the Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Going concern uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred net loss from operations, has net current liabilities and an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

The Company has significant transactions with related parties, which are described in Note 3 to the financial statements. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist.

/s/ Pan-China Singapore PAC

We have served as the Company’s auditor since 2019.

Singapore

April 30, 2020

F-2

Huale Group Co. Limited

Consolidated Balance Sheets

As of the years ended December 31, 2018 and 2017

	2018	2017
	$	$
Assets
Current assets
Cash and cash equivalents	137,293	-
Related party receivable	15,000	100,000
Total current assets	152,293	100,000

Non-current assets
Goodwill	41	-
Total non-current assets	41	-

Total Assets	152,334	100,000

Liabilities and Stockholders’ Equity
Current liabilities
Taxes payable	28	-
Other payable	9,193	-
Accrued liabilities and expenses	3,609	-
Related party payable	79,717	-
Total current liabilities	92,547	-

Total Liabilities	92,547	-

Stockholders’ Equity
Common Stock	100,000	100,000
Accumulated deficit	(40,019)	-
Foreign currency translation reserve	(194)	-
Total Equity	59,787	100,000

Total Liabilities and Equity	152,334	100,000

F-3

Huale Group Co., Limited

Consolidated Statements of Operations and Comprehensive Loss

As for the years ended December 31, 2018 and 2017

	2018	2017
	$	$

Net revenues	-	-
Cost of revenues	-	-
Gross loss	-	-

Operating expenses:
General and administrative expenses	(40,232)	-
Total operating expenses	(40,232)	-

Operating loss	(40,232)	-

Other income (expenses):
Interest income	213	-
Total other income and (expenses)	213	-

Loss before taxes from operations	(40,019)	-

Provision for income taxes	-	-

Net loss	(40,019)	-

Other comprehensive income:
Foreign currency translation income	(194)	-
Comprehensive loss	(40,213)	-

F-4

Huale Group Co., Limited

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2018 and 2017

	Common	Accumulated	Foreign Currency Translation
	Stock	Deficit	Reserve	Total
	$	$	$	$
Balance, January 1, 2017	-	-	-	-
Capital contribution	100,000	-	-	100,000
Net loss	-	-	-	-
Foreign currency translation adjustment	-	-	-	-
Balance, December 31, 2017	100,000	-	-	100,000

Balance, January 1, 2018	100,000	-	-	100,000
Capital contribution	-	-	-	-
Net loss	-	(40,019)	-	(40,019)
Foreign currency translation adjustment	-	-	(194)	(194)
Balance, December 31, 2018	100,000	(40,019)	(194)	59,787

F-5

Huale Group Co., Limited

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

	2018	2017
	$	$
Cash flows from operating activities

Net loss	(40,019)	-
Increase in payables and other current liabilities	13,338	-
Net cash used in operating activities	(26,681)	-

Cash flows from financing activities
Proceeds from injection of capital by owners	-	100,000
Changes in related party balances, net	164,558	(100,000)
Net cash provided by financing activities	164,558	-

Net increase of cash and cash equivalents	137,877	-

Effect of foreign currency translation on cash and cash equivalents	(584)	-

Cash and cash equivalents–beginning of year	-	-

Cash and cash equivalents–end of year	137,293	-

Supplementary cash flow information:
Interest received	213	-

F-6

1.	Organization and Principal Activities

Huale Group Co., Limited (“the Company”) was incorporated under the laws of the Republic of Seychelles on September 28, 2016. The Company did not have operations that generated revenues and positive cash flows; however, the Company’s management has been reviewing investment opportunities.

Huale Holding Co., Limited (“HHC”) was incorporated under the laws of the Republic of Seychelles on May 15, 2017. The company is an investment holding company. It is a wholly owned subsidiary of the Company. Its sole director is Huang Yusheng.

Huale (HK) Investment Co., Limited (“HHK”) was incorporated on September 16, 2016 in Hong Kong with limited liability. Its original shareholder was Huang Yusheng. On May 29, 2018, HHC and Huang Yusheng entered into an agreement whereby Huang Yusheng transferred his entire equity in the company to HHC. Therefore, HHK became a wholly owned subsidiary of HHC.

On March 27, 2017, Qianhailewenhua Consulting Ltd. (“QCM”) was incorporated as a wholly owned foreign entity in the PRC. It is a wholly owned subsidiary of HHK.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements including the balances and results of operations of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

The accompanying financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred a net loss of $40,019 during the year ended December 31, 2018.

The ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company expects to finance operations primarily through cash flow from revenue and capital contributions from the Chairman of the Board. In the event that the Company requires additional funding to finance the growth of the Company’s current and expected future operations as well as to achieve its strategic objectives, the Chairman of the Board indicated the intent and ability to provide additional equity financing.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. There can be no assurance that the Company will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, if at all. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-7

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are all entities over which the Company has control. Control exists when the Company has the power over the entity, exposure, or rights to variable returns from involvement in the entity, and the ability to use power over the entity to affect returns through its power over the entity. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Method of accounting

Management has prepared the accompanying financial statements and these notes in accordance with generally accepted accounting principles in the United States of America. The Company maintains its general ledger and journals with the accrual method of accounting.

Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.

Business Combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, and unencumbered bank deposits to be cash equivalents.

Accounts receivable

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off against allowances.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill is tested for impairment at the reporting unit level on an annual basis (December 31 for the Company) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

F-8

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company’s business, estimation of the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

In order to test goodwill for impairment, the Company first assesses qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.

The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.

No impairment loss is recognized during the year ended December 31, 2018.

Statutory reserves

Statutory reserves are referring to the amount appropriated from the net income in accordance with laws or regulations, which can be used to recover losses and increase capital, as approved, and are to be used to expand production or operations. PRC laws prescribe that an enterprise operating at a profit must appropriate and reserve, on an annual basis, an amount equal to 10% of its profit. Such an appropriation is necessary until the reserve reaches a maximum that is equal to 50% of the enterprise’s PRC registered capital.

Foreign currency translation

The accompanying financial statements are presented in United States dollars. The functional currencies of the Company are in Renminbi (RMB). The Company’s assets and liabilities are translated into United States dollars from RMB at year-end exchange rates, and its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	2018	2017
Year end RMB: US$ exchange rate	6.87644	6.75628
Annual average RMB: US$ exchange rate	6.61464	6.56040

The RMB is not freely convertible into foreign currencies and all foreign exchange transactions must be conducted through authorized financial institutions. Under the PRC Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Company is permitted to exchange RMB for foreign currencies through banks that are authorized to conduct foreign exchange business.

F-9

Value added tax (“VAT”)

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot VAT reform program (“Pilot Program”), applicable to businesses in selected industries. Such VAT Pilot Program was phased-in in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Businesses in the Pilot Program would pay VAT instead of sales tax. Starting from August 1, 2013, the Pilot Program was expanded to cover all regions in the PRC. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in the Company’s financial statements.

From March 2017, QCM is a small-scale taxpayer subject to a 3% VAT rate.

Income recognition

Recognition of Revenue

Revenue is reported net of business taxes and VAT. The Company is in the business of consultancy and management services. Consultancy and management services are generally paid in advance and is initially recorded as deferred revenue. Revenue is recognized proportionately as the instruction is delivered over the period of the service fees collected.

Revenue is generated through delivery of services. Revenue is recognized when a customer receives services and is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those services. The Company applies the following five-step model in order to determine this amount:

(i) identification of the services in the contract;

(ii) determination of whether the services are performance obligations, including whether they are distinct in the context of the contract;

(iii) measurement of the transaction price, including the constraint on variable consideration;

(iv) allocation of the transaction price to the performance obligations; and

(v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

For all reporting periods, the Company has not disclosed the value of unsatisfied performance obligations for all service revenue contracts with an original expected length of one year or less, which is an optional exemption that is permitted under the adopted rules.

Other Income and other expenses

Other income and other expenses are recognized on an accrual basis in accordance with the substance of the relevant agreements.

F-10

Retirement benefits

Retirement benefits in the form of mandatory government sponsored defined contribution plans are charged to either expenses as incurred or allocated to inventory as part of overhead.

Income taxes

Income tax expense comprises current and deferred taxation and is recognized in profit or loss except to the extent that it relates to items recognized directly in other comprehensive income or equity, in which case it is recognized directly in other comprehensive income or equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous periods.

The Company accounts for income tax using an asset and liability approach and allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

The Company accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Company believes that it is more likely than not that the tax position will be sustained on examination by the tax authorities based on the technical merits of the position. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses.

Comprehensive income

The Company uses FASB ASC Topic 220, “Reporting Comprehensive Income”. Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except the changes in paid-in capital and distributions to stockholders due to investments by stockholders.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, “Earnings per share”. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis from the potential conversion of convertible securities or the exercise of options and/or warrants; the dilutive effects of potentially convertible securities are calculated using the as-if method; the potentially dilutive effects of options or warrants are calculated using the treasury stock method. Securities that are potentially an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Financial instruments

The Company’s financial instruments, including cash and equivalents, accounts and other receivables, accounts and other payables, accrued liabilities and short-term debt, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

F-11

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Recent accounting pronouncements

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Determination of Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this ASU on update (1) required that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early adoption of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition. The Company adopted this pronouncement on its consolidated financial statements as of and for the year ended December 31, 2018.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this ASU on update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

In November 2016, the FASB issued guidance, which addresses the presentation of restricted cash in the statement of cash flows. The guidance requires entities to show the changes in the total of cash, cash equivalents, restricted cash, and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

F-12

In October 2016, the FASB issued guidance, which amends the existing accounting for Intra-Entity Transfers of Assets Other Than Inventory. The guidance requires an entity to recognize the income tax consequences of intra-entity transfers, other than inventory, when the transfer occurs. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In August 2016, the FASB issued guidance, which amends the existing accounting standards for the classification of certain cash receipts and cash payments on the statement of cash flows. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In June 2016, the FASB issued guidance, which requires credit losses on financial assets measured at amortized cost basis to be presented at the net amount expected to be collected, not based on incurred losses. Further, credit losses on available-for-sale debt securities should be recorded through an allowance for credit losses limited to the amount by which fair value is below amortized cost. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In February 2016, the FASB issued guidance, which amends the existing accounting standards for leases. Consistent with current guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification. Under the new guidance, a lessee will be required to recognize assets and liabilities for all leases with lease terms of more than twelve months. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In January 2016, the FASB issued guidance, which amends the existing accounting standards for the recognition and measurement of financial assets and financial liabilities. The updated guidance primarily addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

The Company reviews new accounting standards as issued. Management has not identified any other new standards that it believes will have a significant impact on the Company’s financial statements.

3.	Related Party Transactions

At December 31, 2018 and 2017, the Company lent funds to the following related parties; these loans were unsecured, non-interest bearing and repayable on demand.

	2018	2017	Relationship
	$	$
Huale Acoustics Corporation	15,000	-	Common Control
Huang Yusheng	-	100,000	Sole Director
	15,000	100,000

At December 31, 2018 and 2017, the Company owed funds to the following related parties:

	2018	2017	Relationship
	$	$
Huang Yusheng	79,717	-	Sole Director
	79,717	-

These advances were unsecured and non-interest bearing and due on demand.

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4.	Income Taxes

We use the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We have no material uncertain tax positions for any of the reporting periods presented.

The Company’s subsidiaries formed in the Republic of Seychelles are not subject to tax on its income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no withholding tax is imposed.

The Company’s subsidiary formed in Hong Kong is subject to a profits tax rate of 16.5% for income generated in the special administrative region.

The Company’s subsidiary incorporated in the PRC is subject to a profits tax rate of 25% for income generated in the country.

The full realization of the tax benefit associated with the carry forward losses depends predominantly upon the Company’s ability to generate taxable income during the carry forward period.

The Company’s subsidiary incorporated in the PRC has unused net operating losses (“NOLs”) available for carry forward to future years for PRC income tax reporting purposes up to five years. The Company recorded a deferred tax asset in the amount of $0 at December 31, 2018.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

5.	Commitments

The Company does not have any non-cancellable lease agreements.

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6.	Risks

A.	Credit risk

The Company’s deposits are made with banks located in the PRC. They do not carry federal deposit insurance and may be subject to loss if the banks become insolvent.

B.	Economic and political risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in the PRC.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

C.	Inflation Risk

Management monitors changes in price levels. Historically inflation has not materially impacted the Company’s financial statements; however, significant increases in the price of raw materials and labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

7.	Subsequent Events

On August 2, 2019, QCM entered into a share purchase agreement with Shenzhen Yeller Video & Technology Co., Ltd.’s shareholders: 1) Huang Yusheng, 2) Huang Xiansheng, 3) Chen Huanwei, 4) Chen Zemin and 5) Lai Xiaopeng to purchase 80% of shares from these shareholders for RMB 5 (USD 0.72).

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